Exhibit 21

INTERNATIONAL GAME TECHNOLOGY SUBSIDIARIES

At September 30, 2010

Name	Jurisdiction of Incorporation
IGT	Nevada
WagerWorks, Inc.	Delaware
I.G.T. (Australia) Pty. Limited	Australia
IGT - Europe B.V.	The Netherlands
I.G.T. - Argentina S.A.	Argentina
IGT - Iceland Ltd.	Iceland
International Game Technology – Africa (Pty) Ltd.	South Africa
IGT - UK Group Limited	England & Wales
IGT ASIA – MACAU, LDA.	Macau
IGT – Canada Inc.	Canada
IGT - Mexicana de Juegos, S. de R.L. de C.V. Servicios Corporativos y de Administracion, S. de R.L. de C.V.	Mexico Mexico
IGT-China, Inc.	Delaware
IGT-Latvia SIA	Latvia
IGT Asia Pte. Ltd	Singapore
IGT Asiatic Development Limited	British Virgin Islands